Exhibit 4.8

THIRD AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

SEASPAN CORPORATION

Effective April 27, 2018, the Amended and Restated Bylaws of Seaspan Corporation are amended as follows:

1. Section 4.2 is deleted in its entirety and replaced with the following:

Section 4.2 Standing Committees. The Board of Directors shall have the following standing committees: (a) an Audit Committee, (b) a Compensation Committee and Governance Committee and (c) an Executive Committee (together, the “Standing Committees”), and such other committees as may be required from time to time by the stock exchange listing requirements (the “Requirements”). The Audit Committee and the Compensation and Governance Committee (and such other Standing Committee as may be mandated by the Requirements) shall be composed entirely of “independent directors” within the meaning of the Requirements applicable to such committee. Except as may be required by the Requirements, each Standing Committee shall consist of three (3) (or such greater number as the Board of Directors may designate) directors (provided, however, that the Executive Committee may consist of only two (2) directors for up to 60 days following its creation by the Board), and the composition of each such Standing Committee shall be in compliance with the applicable Requirements, if any. Each Standing Committee shall have a written charter, which shall be approved by the Board of Directors and state the purpose and authority of such committee. Standing Committee charters shall be reviewed annually to reflect the activities of the respective committees, changes in applicable Requirements and other relevant considerations, and proposed revisions to such charters shall be approved by the Board of Directors; provided, however, that any amendments to the charters of any Standing Committee shall require the affirmative vote of at least 75% of the total directors then constituting the Board of Directors at any meeting of the Board at which a quorum is present.